Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-128132

171,990 Shares

Common Stock

The selling shareholders named in this prospectus may from time to time offer and sell up to 171,990 shares of our common stock.  The selling shareholders would receive these shares in exchange for common units of limited partnership interest of Duke Realty Limited Partnership that they seek to cause us to redeem.

We have registered the offering and resale of the shares to allow the selling shareholders to sell any or all of their shares of common stock on the New York Stock Exchange or in private transactions using any of the methods described in this prospectus.  See “Plan of Distribution.”  The registration of the shares does not necessarily mean that the selling shareholders will elect to cause us to redeem their units, or that any of the shares will be sold by any of the selling shareholders under this prospectus or otherwise.  The purchase price of any shares offered by the selling shareholders likely will be the market price of a share of common stock at that time, but may instead be based upon privately negotiated prices.  We will not receive any cash proceeds from the sale of our common stock by the selling shareholders.  See “Selling Shareholders.”

Our common stock is listed on the New York Stock Exchange under the symbol “DRE.”  On September 1, 2005, the last sales price of our common stock reported on the New York Stock Exchange was $32.78 per share.

The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the distribution of common stock may be deemed to be “underwriters” under the Securities Act of 1933.  See “Plan of Distribution.”

You should carefully read and consider the risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is September 19, 2005.

TABLE OF CONTENTS

We include throughout this prospectus cross references to captions elsewhere in this prospectus where you can find related additional information that may be important to you.  The following table of contents tells you where to find these captions.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

All references to “Duke,” “us,” “we” or “our” refers to Duke Realty Corporation.  All references to this “prospectus” include this prospectus together with any prospectus supplements to this prospectus, as well as all information referred to, and incorporated by reference into, this prospectus.

This prospectus is part of a “shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC,” under the Securities Act of 1933, as amended, which we refer to as the “Securities Act.”  This prospectus covers the resale of our common stock by the selling shareholders named herein.

From time to time, we may file prospectus supplements that add, update or change information contained in this prospectus and any previously filed prospectus supplements.  Before you buy any of our common stock under this prospectus, it is important for you to carefully consider the information contained in this prospectus and any prospectus supplements, together with the additional information described under the caption “Where You Can Find More Information,” which is incorporated into this prospectus by the reference made under that caption.

You should rely only on the information contained or incorporated by reference in this prospectus.  Neither we nor any of the selling shareholders have authorized anyone to provide you with different information.  You should not assume that the information contained in this prospectus, or incorporated into this prospectus by reference to another document, is accurate as of any date other than the date of the respective documents that are the source of that information.  This prospectus is an offer to sell the shares registered hereunder only under circumstances and jurisdictions where it is legal do so.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” including, without limitation, statements containing the words “believe,” “may,” “would,” “could,” “should,” “anticipate,” “expect,” “estimate,” “intend,” “plan,” “project,” “continue” and words of similar import relating to the future.  We have based these forward-looking statements on our current knowledge, expectations and projections about future events and trends affecting the financial condition and operating results of our business, which may prove to be incorrect.

These forward-looking statements relate to future events and our future financial performance, and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  You should carefully consider the various factors identified this prospectus, including, without limitation, those factors incorporated into this prospectus by reference to other documents that we file with the SEC, which could cause actual results to differ materially from the results contemplated by any forward-looking statements.  While these various factor appear throughout our filings, you should pay particular attention to the information contained in our filings under the captions “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Except to the extent required by applicable law, we undertake no obligation, and do not intend, to update any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.  All forward-looking statements should be read with caution.

DUKE REALTY CORPORATION

We are a self-administered and self-managed real estate investment trust or “REIT.”  As of June 30, 2005, we:

•                  owned or controlled 891 industrial, office and retail properties (including properties under development), consisting of more than 113.8 million square feet located in 13 operating platforms; and

•                  owned or controlled approximately 4,400 acres of land with an estimated future development potential of approximately 65 million square feet of industrial, office and retail properties.

We directly or indirectly hold all of our interests in our properties and land, and conduct all of our operations, through Duke Realty Limited Partnership, which we refer to as the “Operating Partnership.”  We control the Operating Partnership as its sole general partner and owned, as of June 30, 2005, approximately 91.4% of the Operating Partnership’s outstanding common units of partnership interest. Holders of common units in the Operating Partnership (other than us) may present such common units to the Operating Partnership for redemption at any time (subject to restrictions agreed upon at the time of issuance of the common units to particular holders that may restrict such right for a period of time, generally one year from issuance).  Upon presentation of the common units for redemption, either the Operating Partnership must acquire the common units in exchange for shares of our common stock or we may purchase the common units in exchange for shares of our common stock.  If, however, we determine in our reasonable discretion that exchanging shares of our common stock for the common units would jeopardize our qualification as a REIT, then we may elect to purchase the units for cash.  When common units are exchanged for shares of our common stock, our percentage interest in the Operating Partnership increases.  We are an Indiana corporation that was originally incorporated in the State of Delaware in 1985, and we reincorporated in the State of Indiana in 1992.  Our principal executive offices are located at 600 East 96th Street, Suite 100, Indianapolis, Indiana 46240, and our telephone number at that address is (317) 808-6000.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock offered by the selling shareholders named in this prospectus.

DESCRIPTION OF OUR COMMON STOCK

General

Our authorized capital stock includes 250,000,000 shares of common stock, $.01 par value per share. At June 30, 2005, we had 143,508,598 shares of common stock issued and outstanding.

Each outstanding share of common stock entitles the holder to one vote on all matters presented to shareholders for a vote. Holders of common stock have no preemptive rights.

Holders of common stock have no right to cumulative voting for the election of directors.  Consequently, because each member of our board of directors serves only a one-year term, the holders of a majority of the shares of common stock voting are able to elect all of the directors at each of our annual shareholders’ meetings.

Our shares of common stock currently outstanding are listed on the New York Stock Exchange under the symbol “DRE.”

All shares of common stock issued will be duly authorized, fully paid, and non-assessable. Distributions may be paid to the holders of common stock if and when declared by our board of directors out of funds legally available for such distributions.  We presently intend to continue to pay quarterly dividends.

Under Indiana law, shareholders generally are not liable for any of our debts or obligations.  If we liquidate, then each outstanding share of our common stock will be entitled to participate on a pro rata basis in our remaining assets after the payment or provision for all of our known debts and liabilities and any preferential distributions required to be made to holders of our preferred stock.

Change of Control Provisions

Under Indiana law, shareholders holding a majority of the shares voting must first approve any proposal for us to merge with or sell all or substantially all of our assets.  Our articles of incorporation also contain provisions that may discourage certain types of transactions involving an actual or threatened change of control, including:

•                  a requirement that certain mergers, sales of assets, liquidations or dissolutions, or reclassifications or recapitalizations involving persons owning 10% or more of our capital stock:

•                  be approved by a vote of the holders of 80% of the then issued and outstanding shares of our capital stock;

•                  be approved by three-fourths of the continuing directors; or

•                  provide for payment to shareholders for their shares of at least a specified price;

•                  a requirement that any amendment or alteration of certain provisions of the articles of incorporation relating to a change of control be approved by the holders of 80% of our then issued and outstanding capital stock; and

•                  a limitation that directors may be removed only for “cause” and only with the affirmative vote of the holders of a majority of the shares of common stock entitled to vote in the election of directors.

The partnership agreement for the Operating Partnership also contains provisions that could discourage transactions involving an actual or threatened change of control of our company, including:

•                  a requirement that holders of at least 90% of the outstanding partnership units held by us and other unit holders approve any voluntary sale, exchange, merger, consolidation or other disposition of all or substantially all of the assets of the Operating Partnership in one or more transactions other than a disposition occurring upon a financing or refinancing of the Operating Partnership;

•                  a restriction against any assignment or transfer by us of our interest in the Operating Partnership; and

•                  a requirement that holders of more than 90% of the partnership units approve:

•                  any merger, consolidation or other combination of us with another entity, unless after the transaction substantially all of the assets of the surviving entity are contributed to the Operating Partnership in exchange for units;

•                  any sale of all or substantially all of our assets; or

•                  any reclassification or recapitalization or change of outstanding shares of our common stock other than certain changes in par value, stock splits, stock dividends or combinations.

Our directors who are not officers or employees and who do not hold partnership units will vote on these matters.

Restrictions on Ownership

For us to qualify as a REIT under the Internal Revenue Code:

•                  no more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year; and

•                  our common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year.

Because we expect to continue to qualify as a REIT, our articles of incorporation contain restrictions on the acquisition of common stock intended to provide for compliance with these requirements. Specifically, our articles of incorporation contain restrictions that:

•                  authorize but do not require our board of directors to refuse to give effect to a transfer of common stock which, in its opinion, might jeopardize our status as a REIT;

•                  nullify any attempted acquisition of shares which would result in our disqualification as a REIT;

•                  give the board of directors the authority to take any actions it deems advisable to enforce these provisions, which might include refusing to give effect to or seeking to enjoin a transfer which might jeopardize our status as a REIT; and

•                  require any shareholder to provide us such information regarding his or her direct and indirect ownership of common stock as we may reasonably require.

These ownership restrictions could have the effect of depressing the market price of our common stock or precluding or deterring a third party from obtaining control over us without the prior approval of our board of directors.

Limitations of Liability and Indemnification of Directors and Officers

Indiana law and our articles of incorporation generally exculpate each of our directors and officers in actions by us or by our shareholders in derivative actions from liability, except in the case of:

•                                          any breach of the director’s duty of loyalty to us or our shareholders;

•                                          acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•                                          voting for or assenting to an unlawful distribution; or

•                                          any transaction from which the director derived an improper personal benefit.

The articles of incorporation also provide that we will indemnify a present or former director or officer against expense or liability in an action to the fullest extent permitted by Indiana law.  Indiana law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses they incur in connection with any proceeding to which they are a party, so long as:

•                                          the individual’s conduct was in good faith;

•                                          the individual reasonably believed, in the case of conduct in the individual’s official capacity with the corporation, that the conduct was in the corporation’s best interests and, in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests; and

•                                          in the case of a criminal proceeding, the individual either had reasonable cause to believe the individual’s conduct was lawful or had no reasonable cause to believe the individual’s conduct was unlawful.

We believe that the exculpation and indemnification provisions in our articles of incorporation help induce qualified individuals to agree to serve as our officers and directors by providing an established degree of protection from liability for alleged mistakes in making decisions and taking actions. You should be aware, however, that these provisions in our articles of incorporation and Indiana law give you a more limited right of action than you otherwise would have in the absence of such provisions.  We also maintain a directors’ and officers’ liability insurance policy covering certain liabilities incurred by our directors and officers in connection with the performance of their duties.

The above indemnification provisions could operate to indemnify directors, officers or other persons who exert control over us against liabilities arising under the Securities Act.  Insofar as the above provisions may allow that type of indemnification, the SEC has informed us that, in their opinion, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Registrar and Transfer Agent

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company, New York, New York.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes some of the federal income tax consequences relating to our taxation as a REIT and the ownership and disposition of our common stock that we believe may be the most important to you.

Because this summary is intended only to address some of the most material federal income tax consequences relating to the ownership and disposition of our common stock, it may not contain all the information that may be important to you.  As you review this discussion, you should keep in mind that:

•                  the tax consequences to you may vary depending upon your particular tax situation;

•                  special rules that we do not discuss below may apply if, for example, you are a tax-exempt organization (except to the extent discussed below under the heading “Treatment of Tax-Exempt Shareholders”), a broker-dealer, a non-U.S. person (except to the extent discussed below under the heading “Special Tax Considerations for Non-U.S. Shareholders”), a trust, an estate, a regulated investment company, a financial institution, an insurance company or otherwise subject to special tax treatment under the Internal Revenue Code;

•                  this summary generally does not address state, local or non-U.S. tax considerations;

•                  this summary deals only with our shareholders that hold stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code; and

•                  we do not intend this discussion to be, and you should not construe it as, tax, financial or investment advice.

You should review the following discussion and consult with your own tax and other professional advisors to determine the effect of ownership and disposition of our common stock on your individual tax situation, including any state, local or non-U.S. tax consequences.

We base the information in this section on the current Internal Revenue Code, current final, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, or the “IRS,” including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and existing court decisions, in each case as of the date of this prospectus.  Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law.  Any change could apply retroactively.  It is possible that the IRS could challenge the statements in this discussion, which do not bind the IRS or the courts, and that a court could agree with the IRS.

Taxation as a REIT

We believe that, commencing with our taxable year ended December 31, 1986, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code, and we intend to continue to be organized and to operate in such a manner.  However, we cannot assure you that we have operated or will operate in a manner so as to qualify or remain qualified as a REIT.

If we have qualified and continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on that portion of our ordinary income or capital gain that is currently distributed to shareholders. The REIT provisions of the Internal Revenue Code generally allow a REIT to deduct distributions paid to its shareholders, substantially eliminating the federal “double taxation” on earnings (once at the corporate level when earned and once again at the shareholder level when distributed) that usually results from investments in a corporation. Nevertheless, we will be subject to federal income tax as follows:

First, we will be taxed at regular corporate rates on our undistributed “REIT taxable income,” including undistributed net capital gains.

Second, under some circumstances, we may be subject to the “alternative minimum tax” as a consequence of our items of tax preference.

Third, if we have net income from the sale or other disposition of “foreclosure property” that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

Fourth, if we have net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax.

Fifth, if we should fail to satisfy either the 75% gross income test or the 95% gross income test (discussed below) but have nonetheless maintained our qualification as a REIT because we have met other requirements, we will be subject to a 100% tax on the greater of the amount by which the 75% gross income test was not satisfied or the amount by which the 95% gross income test was not satisfied, in each case, multiplied by a fraction intended to reflect our profitability.

Sixth, from and after the taxable year ending December 31, 2005, if we fail to satisfy any of the REIT asset tests (described below) by more than a de minimis amount, due to reasonable cause, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets.

Seventh, for our taxable years beginning on or after January 1, 2005, if we fail to satisfy any of the REIT qualification requirements other than the gross income and asset tests and such failure is due to reasonable cause, we may avoid disqualification as a REIT by, among other things, paying a penalty of $50,000 or more in certain cases.

Eighth, if we fail to distribute during each year at least the sum of:

•                  85% of our ordinary income for such year;

•                  95% of our capital gain net income for such year; and

•                  any undistributed taxable income from prior periods;

then we will be subject to a 4% excise tax on the excess of this required distribution amount over the amounts actually distributed.

Ninth, if we should acquire any asset from a “C” corporation (i.e., a corporation generally subject to full corporate-level tax) in a carryover-basis transaction and provided no election is made for the transaction to be currently taxable, and we subsequently recognize gain on the disposition of such asset during the 10-year period beginning on the date on which we acquired the asset, we generally will be subject to tax at the highest regular corporate rate on the lesser of the amount of gain that we recognize at the time of the sale or disposition and the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset, which is referred to as the “Built-in Gains Tax.”

Requirements For Qualification

To qualify as a REIT, we must elect to be treated as a REIT and must meet the requirements, discussed below, relating to our organization, sources of income, nature of assets and distributions.

The Internal Revenue Code defines a REIT as a corporation, trust or association:

•                  that is managed by one or more trustees or directors;

•                  the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•                  that would be taxable as a domestic corporation but for application of the REIT rules;

•                  that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

•                  that has at least 100 persons as beneficial owners;

•                  during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities);

•                  that files an election or continues such election to be taxed as a REIT on its return for each taxable year;

•                  that uses the calendar year as its taxable year; and

•                  that satisfies the income tests, the asset tests, and the distribution tests, described below.

The Internal Revenue Code provides that REITs must satisfy all of the first four preceding requirements during the entire taxable year.  REITs must satisfy the fifth requirement during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of the sixth requirement, the beneficiaries of a pension or profit-sharing trust described in Section 401(a) of the Internal Revenue Code, and not the pension or profit-sharing trust itself, are treated as REIT shareholders.  We will be treated as having met the sixth requirement if we comply with certain Treasury Regulations for ascertaining the ownership of our stock for such year and if we did not know (or after the exercise of reasonable diligence would not have known) that the sixth condition was not satisfied for such year.  Our articles of incorporation currently include restrictions regarding transfer of our stock that, among other things, assist us in continuing to satisfy the fifth and sixth of these requirements.

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes.  Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT.  All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself.  A qualified REIT subsidiary of ours will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

A REIT that is a partner in a partnership is deemed to own its proportionate share of the assets of the partnership and to earn its proportionate share of the partnership’s gross income, in both cases being based on its relative capital interest in the partnership. The character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests.  Thus, our proportionate share of the assets, liabilities and items of gross income of the Operating Partnership (including the Operating Partnership’s share of the assets, liabilities and items of income with respect to any partnership in which it holds an interest) is treated as being our assets, liabilities and items of income for purposes of applying the requirements described herein.

We own direct or indirect interests in a number of taxable REIT subsidiaries, such as Duke Realty Construction, Inc.  A “taxable REIT subsidiary” of ours is a corporation in which we directly or indirectly own stock and that elects, together with us, to be treated as a taxable REIT subsidiary of ours.  In addition, if a taxable REIT subsidiary of ours owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as our taxable REIT subsidiary.  A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

Generally, a taxable REIT subsidiary may perform tenant services without causing us to receive impermissible tenant services income under the REIT income tests.  However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation.  For example, the Internal Revenue Code limits the ability of a taxable REIT subsidiary to deduct interest payments in excess of a certain amount made to us.  In addition, we must pay a 100% tax on some payments that we receive or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between us, our tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.  Our taxable REIT subsidiaries make interest and other payments to us and to third parties in connection with activities related to our properties.  We cannot assure you that our taxable REIT subsidiaries will not be limited in their ability to deduct interest payments made to us.  In addition, we cannot assure you that the IRS might not seek to impose the 100% tax on services performed by taxable REIT subsidiaries for our tenants, or on a portion of the payments received by us from, or expenses deducted by, our taxable REIT subsidiaries.

Income Tests. In order to maintain qualification as a REIT, we must satisfy two gross income requirements. First, we must derive, directly or indirectly, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year from investments relating to real property or mortgages on real property, including “rents from real property,” gains on disposition of real estate, dividends paid by another REIT and interest on obligations secured by real property or on interests in real property, or from certain types of temporary investments. Second, we must derive at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year from any combination of income qualifying under the 75% test and dividends, interest, and gain from the sale or disposition of stock or securities.  For taxable years beginning on or after January 1, 2005, income from a hedging transaction that is clearly and timely identified and hedges indebtedness incurred or to be incurred to acquire or carry real estate assets will not constitute gross income, rather than being treated as qualifying or nonqualifying income, for purposes of the 95% gross income test.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person but can be based on a fixed percentage of gross receipts or gross sales. Second, “rents from real property” generally excludes any amount received directly or indirectly from any tenant if we, or an owner of 10% of more of our outstanding stock, directly or constructively, owns 10% or more of such tenant taking into consideration the applicable attribution rules, which we refer to as a “related party tenant.” Third, “rents from real property” excludes rent attributable to personal property except where such personal property is leased in connection with a lease of real property and the rent attributable to such personal property is less than or equal to 15% of the total rent received under the lease. Finally, “impermissible tenant services income” is not treated as rents from real property, and if impermissible tenant service income with respect to a property exceeds 1% of the total income from such property, none of the rents with respect to such property will qualify as rents from real property.  For these purposes, “impermissible tenant services income” generally includes income for services rendered by a REIT to tenants of a property or for managing or operating the property.  Customary services that are not considered to be provided to a particular tenant (e.g., furnishing heat and light, the cleaning of public entrances, and the collection of trash), however, can be provided directly by us. Where, on the other hand, such services are not customary or are provided primarily for the convenience of the tenants or are provided to such tenants, such services must be provided by an independent contractor from whom we do not receive any income or a taxable REIT subsidiary.

We do not currently charge and do not anticipate charging rent that is based in whole or in part on the income or profits of any person.  We also do not anticipate either deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents or receiving rent from related party tenants.

The Operating Partnership does provide some services with respect to our properties.  We believe that the services with respect to the properties that are and will be provided directly are customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered rendered to particular tenants and, therefore, that the provision of such services will not cause rents received with respect to the properties to fail to qualify as rents from real property. Services with respect to the properties that we believe may not be provided by us or the Operating Partnership directly without jeopardizing the qualification of rent as “rents from real property” are and will be performed by independent contractors or taxable REIT subsidiaries.

We and the Operating Partnership receive fees for property management and brokerage and leasing services provided with respect to some properties not owned entirely by the Operating Partnership. These fees, to the extent not paid with respect to the portion of these properties not owned, directly or indirectly, by us, will not qualify under the 75% gross income test or the 95% gross income test. The Operating Partnership also may receive other types of income with respect to the properties it owns that will not qualify for either of these tests.  We believe, however, that the aggregate amount of these fees and other non-qualifying income in any taxable year will not cause us to exceed the limits on non-qualifying income under either the 75% gross income test or the 95% gross income test.

If we fail to satisfy the 75% gross income test or the 95% gross income test for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under the Internal Revenue Code. This relief provision generally will be available if:

•                  our failure to meet these tests was due to reasonable cause and not due to willful neglect; and

•                  we properly disclose our income for the year in which we failed either or both of the gross income tests.

We cannot state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limits on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. Even if this relief provision applies, the Internal Revenue Code imposes a 100% tax with respect to a portion of the non-qualifying income, as described above.

Asset Tests. At the close of each quarter of our taxable year, we also must satisfy each of the four tests relating to the nature and diversification of our assets:

•                  at least 75% of the value of our total assets must be represented by real estate assets, cash and cash items (including receivables) and government securities;

•                  no more than 25% of the value of our total assets may be represented by securities other than those in the 75% asset class;

•                  except for equity investments in REITs, qualified REIT subsidiaries or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the 75% asset test:

•                  the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets;

•                  we may not own more than 10% of any one issuer’s outstanding voting securities; and

•                  we may not own more than 10% of the value of the outstanding securities of any one issuer; and

•                  No more than 20% of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

Securities for purposes of the asset tests may include debt securities.  However, debt of an issuer will not count as a security for purposes of the 10% value test if the debt securities qualify for the safe harbor for certain debt securities discussed below.

Recent legislation has expanded the safe harbor under which certain types of securities are disregarded as securities for purposes of the 10% value limitation discussed above including, (i) straight debt securities; (ii) any loan to an individual or an estate; (iii) any rental agreement described in Section 467 of the Internal Revenue Code, other than with a “related person;” (iv) any obligation to pay rents from real property; (v) certain securities issued by a State or any political subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico; (vi) any security issued by another REIT; and (vii) any other arrangement that, as determined by the Secretary of the Treasury, is excepted from the definition of a security.  For these purposes, “straight debt” is a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors.  “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled taxable REIT subsidiary hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities.  However, “straight debt” securities include debt subject to the following contingencies:

•                                          a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•                                          a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

In addition, (a) a REIT’s interest as a partner in a partnership is not considered a “security” for purposes of applying the 10% value test to securities issued by the partnership; (b) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test, and (c) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. For taxable years beginning after October 22, 2004, special look-through rules apply for determining a REIT’s share of securities held by a partnership in which the REIT holds an interest.

We believe that the aggregate value of our securities issued by our taxable REIT subsidiaries do not exceed 20% of the aggregate value of our gross assets.  As of each relevant testing date prior to the election to treat each of our corporate subsidiaries or any other corporation in which we own an interest (other than another REIT or a qualified REIT subsidiary) as a taxable REIT subsidiary, which election first became available on January 1, 2001, we believe we did not own more than 10% of the voting securities of any such entity.  In addition, we believe that as of each relevant testing date prior to the election to treat each of our corporate subsidiaries or any other corporation in which we own an interest (other than another REIT or a qualified REIT subsidiary) as our taxable REIT subsidiary, the value of the securities, including debt, of any such corporation or other issuer owned (or treated as owned) by us did not exceed 5% of the total value of our assets.

With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that the value of the securities, including debt, of any such issuer owned (or treated as owned) by us does not exceed 5% of the total value of our assets and that it complies with the 10% voting securities limitation and 10% value limitation with respect to each such issuer.  In this regard, however, we cannot provide any assurance that the IRS might not disagree with our determinations.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, we can cure the failure by disposing of a sufficient amount of non-qualifying assets within 30 days after the close of that quarter.  We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as necessary to cure any noncompliance.

After the 30-day cure period, a REIT may avoid disqualification as a REIT by disposing of sufficient assets to cure a violation of the securities tests that does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10,000,000, provided that the disposition occurs within six months following the last day of the quarter in which the REIT first identified the assets. For violations of any of the REIT asset tests due to reasonable cause that are larger than this amount, a REIT may avoid disqualification as a REIT after the 30-day cure period by taking certain steps, including the disposition of sufficient assets within the six-month period described above to meet the applicable asset test, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets, and filing a schedule with the IRS that describes the non-qualifying assets.

Annual Distribution Requirements

To qualify for taxation as a REIT, the Internal Revenue Code requires us to make distributions (other than capital gain distributions) to our shareholders in an amount at least equal to (a) the sum of:  (1) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain), and (2) 90% of our net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income.

We must pay distributions in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the prior year for purposes of the prior year’s distribution requirement if the dividends satisfy one of the following two sets of criteria:

•                  we declare dividends in October, November or December, the dividends are payable to shareholders of record on a specified date in such a month, and we actually pay the dividends during January of the subsequent year; or

•                  we declare dividends before we timely file our federal income tax return for such year, we pay dividends in the 12-month period following the close of the prior year and not later than the first regular dividend payment after the declaration, and we elect on our federal income tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year.

Even if we satisfy the foregoing distribution requirements, we will be subject to tax thereon to the extent that we do not distribute all of our net capital gain or “REIT taxable income” as adjusted. Furthermore, if we fail to distribute at least the sum of 85% of our ordinary income for that year; 95% of our capital gain net income for that year; and any undistributed taxable income from prior periods, then we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.  The first rule described above for treatment of a distribution as being made in the previous year also applies for these purposes.

In addition, if during the 10-year recognition period, we dispose of any asset subject to the Built-in Gains Tax rules described above, we must, pursuant to guidance issued by the IRS, distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of the asset.

We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains.  In that case, we may elect to have our shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us.  For purposes of the 4% excise tax described, any such retained amounts would be treated as having been distributed.

We intend to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of the Operating Partnership authorizes us, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation. In this event, we may find it necessary to arrange for borrowings or, if possible, pay taxable stock dividends in order to meet the distribution requirement or avoid such income or excise taxation.

In the event that we are subject to an adjustment to our REIT taxable income (as defined in Section 860(d)(2) of the Internal Revenue Code) resulting from an adverse determination by either a final court decision, a closing agreement between us and the IRS under Section 7121 of the Internal Revenue Code, an agreement as to tax liability between us and an IRS district director or, for our taxable years beginning on or after January 1, 2005, an amendment or supplement to our federal income tax return for the applicable tax year, we may be able to rectify any resulting failure to meet the 90% annual distribution requirement by paying “deficiency dividends” to shareholders that relate to the adjusted year but that are paid in a subsequent year. To qualify as a deficiency dividend, we must make the distribution within 90 days of the adverse determination and we also must satisfy other procedural requirements. If we satisfy the statutory requirements of Section 860 of the Internal Revenue Code, a deduction is allowed for any deficiency dividend subsequently paid by us to offset an increase in our REIT taxable income resulting from the adverse determination. However, we must pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

Failure To Qualify

From and after the taxable year ending December 31, 2005, if we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests described above) and the violation is due to reasonable cause, we may retain our REIT qualification but we would be required to pay a penalty of $50,000 for each such failure.

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions described above do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us nor will they be required to be made. In that event, to the extent of our positive current and accumulated earnings and profits, distributions to shareholders will be dividends, generally taxable at long-term capital gains tax rates (as described below), and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our REIT qualification. We cannot state whether in all circumstances Duke would be entitled to such statutory relief. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limit on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause.

Taxation of U.S. Shareholders

As used in this prospectus, the term “U.S. Shareholder” means a holder of our stock that, for federal income tax purposes:

•                  is a citizen or resident of the United States;

•                  is a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•                  is an estate, the income of which is subject to federal income taxation regardless of its source; or

•                  is any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds shares of our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding shares of our common stock, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of shares of our common stock by the partnership.

For any taxable year for which we qualify for taxation as a REIT, amounts distributed to taxable U.S. Shareholders will be taxed as discussed below.

Distributions Generally. Distributions to U.S. Shareholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of our positive current and accumulated earnings and profits and, to that extent, will be taxable to the U.S. Shareholders. These distributions are not eligible for the dividends received deduction for corporations.  Certain “qualified dividend income” received by U.S. non-corporate shareholders in taxable years 2003 through 2008 is subject to tax at the same tax rates as long-term capital gain (generally a maximum rate of 15% for such taxable years).  Dividends received from REITs, however, generally are not eligible for these reduced rates and, therefore, will continue to be subject to tax at ordinary income rates (generally a maximum rate of 35% for taxable years 2003-2008).  Dividends received from a REIT may be treated as “qualified dividend income” eligible for the reduced tax rates to the extent attributable to qualified dividend income the REIT has received from other corporations (such as taxable REIT subsidiaries) or income on which the REIT has paid corporate tax (e.g., undistributed REIT taxable income).  We presently do not anticipate that a material portion of our distributions will be treated as qualified dividend income.

To the extent that we make a distribution in excess of our positive current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Shareholder’s stock, and then the distribution in excess of such basis will be taxable to the U.S. Shareholder as gain realized from the sale of our stock.  Dividends declared by us in October, November or December of any year payable to a U.S. Shareholder of record on a specified date in any such month will be treated as received by the shareholders on December 31 of that year, provided that we actually pay the dividends during January of the following calendar year.

Capital Gain Distributions. Distributions to U.S. Shareholders that we properly designate as capital gain dividends will be treated as long-term capital gains (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the U.S. Shareholder has held his or her stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends received deduction for corporations.

We may elect to retain and pay income tax on net long-term capital gain that we received during the tax year. In this instance, U.S. Shareholders will include in their income their proportionate share of the undistributed long-term capital gains as designated by us. The U.S. Shareholders will also be deemed to have paid their proportionate share of the tax, which would be credited against such shareholders’ U.S. income tax liability (and refunded to the extent it exceeds such liability).  In addition, the basis of the U.S. Shareholder’s shares will be increased by the excess of the amount of capital gain included in its income over the amount of tax it is deemed to have paid.

Any capital gain with respect to capital assets held for more than one year that is recognized or otherwise properly taken into account on or after May 6, 2003 and before January 1, 2009, generally will be taxed to a non-corporate taxpayer at a maximum rate of 15%.  In the case of capital gain attributable to the sale of real property held for more than one year, such gain will be taxed at a maximum rate of 25% to the extent of the amount of depreciation deductions previously claimed with respect to such property.  With respect to distributions designated by us as capital gain dividends (including any deemed distributions of retained capital gains), subject to certain limits, we may designate, and will notify our shareholders, whether the dividend is taxable to non-corporate shareholders at regular long-term capital gains rates (currently at a maximum rate of 15%) or at the 25% rate applicable to unrecaptured depreciation.

Passive Activity Loss and Investment Interest Limitations. Distributions from us and gain from the disposition of our stock will not be treated as passive activity income, and, therefore, U.S. Shareholders will not be able to apply any “passive losses” against such income. Dividends from us (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitation.

Net capital gain from the disposition of our stock or capital gain dividends generally will be excluded from investment income unless the U.S. Shareholder elects to have the gain taxed at ordinary income rates.  Shareholders are not allowed to include on their own federal income tax returns any of our tax losses.

Dispositions of Shares. In general, a U.S. Shareholder will realize capital gain or loss on the disposition of our stock equal to the difference between the amount of cash and the fair market value of any property received on the disposition and the shareholders’ adjusted basis in the stock.  This gain or loss will be a capital gain or loss if the U.S. Shareholder has held the shares as a capital asset.  The applicable tax rate will depend on the shareholder’s holding period in the asset (generally, if the shareholder has held the asset for more than one year, it will produce long-term capital gain) and the shareholder’s tax bracket (the maximum rate for non-corporate taxpayers currently being 15%).  The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate shareholders) to a portion of capital gain realized by a non-corporate shareholder on the sale of our stock that would correspond to our “unrecaptured Section 1250 gain.”  Shareholders should consult with their own tax advisors with respect to their capital gain tax liability.  In general, any loss recognized by a U.S. Shareholder upon the sale or other disposition of stock that the shareholder has held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. Shareholder from us that were required to be treated as long-term capital gains.

Treatment of Tax-Exempt Shareholders. Distributions from us to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute “unrelated business taxable income,” which we refer to as “UBTI,” unless the shareholder has borrowed to acquire or carry its stock or has used the shares in a trade or business.

For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in us will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code.  These tax-exempt shareholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Qualified trusts that hold more than 10% (by value) of the shares of “pension-held REITs” may be required to treat a certain percentage of such a REIT’s distributions as UBTI. A REIT is a “pension-held REIT” only if the REIT would not qualify as such for federal income tax purposes but for the application of a “look-through” exception to the “five or fewer” requirement applicable to shares held by qualified trusts and the REIT is “predominantly held” by qualified trusts. A REIT is predominantly held if either at least one qualified trust holds more than 25% by value of the REIT interests or qualified trusts, each owning more than 10% by value of the REIT interests, holds in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. In the event that this ratio is less than 5% for any year, then the qualified trust will not be treated as having received UBTI as a result of the REIT dividend. For these purposes, a qualified trust is any trust described in Section 401(a) of the Internal Revenue Code and exempt from tax under Section 501(a) of the Internal Revenue Code.  We believe that the percentage ownership of our shares held by qualified trusts is such that we would not be considered a “pension-held REIT.”

Special Tax Considerations For Non-U.S. Shareholders

In general, non-U.S. Shareholders will be subject to regular federal income tax with respect to their investment in us if the income from the investment is “effectively connected” with the non-U.S. Shareholder’s conduct of a trade or business in the United States. A corporate non-U.S. Shareholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the branch profits tax, which is imposed in addition to regular federal income tax at the rate of 30%, subject to reduction under a tax treaty, if applicable. Effectively connected income that meets various certification requirements will generally be exempt from withholding. The following discussion will apply to non-U.S. Shareholders whose income from their investments in us is not so effectively connected (except to the extent that the FIRPTA (defined below) rules discussed in this section treat such income as effectively connected income).

A distribution by us that is not attributable to gain from the sale or exchange by us of a “United States real property interest” and that we do not designate as a capital gain distribution will be treated as an ordinary income dividend to the extent that we pay the distribution out of our current or accumulated earnings.  Generally, any ordinary income dividend will be subject to a 30% withholding tax, unless an applicable tax treaty reduces this tax. Such a distribution in excess of our earnings and profits will be treated first as a return of capital that will reduce a non-U.S. Shareholder’s basis in its stock (but not below zero) and then as gain from the disposition of such stock, the tax treatment of which is described under the rules discussed below with respect to dispositions of stock.

Any capital gain dividend with respect to any class of stock which is “regularly traded” on an established securities market if the non-U.S. Shareholder did not own more than 5% of such class of stock at any time during the taxable year is treated as an ordinary dividend. As a result, non-U.S. Shareholders generally are not required to report such distributions on U.S. federal income tax returns, and such distributions, to the extent treated as dividends for U.S. federal income tax purposes, will be subject to a 30% U.S. withholding tax (unless reduced or eliminated under an applicable income tax treaty). In addition, the branch profits tax does not apply to such distributions.  In the case of distributions to holders of more than 5% of a class of stock or on classes of stock that are not regularly traded, distributions by us that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a non-U.S. Shareholder under the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA.” Such distributions are taxed to a non-U.S. Shareholder as if the distributions were gains “effectively connected” with a United States trade or business and are subject to higher withholding tax rates. Accordingly, a non-U.S. Shareholder will be required to report such gains on U.S. federal income tax returns and will be taxed at the normal capital gain rates applicable to a U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Such distributions also may be subject to a 30% branch profits tax when made to a foreign corporation that is not entitled to an exemption or reduced branch profits tax rate under a tax treaty.

Although the law is not clear on this matter, it appears that amounts designated by us as undistributed capital gains in respect of our stock generally should be treated with respect to non-U.S. Shareholders in the same manner as actual distributions by us of capital gain dividends.  Under that approach, the non-U.S. Shareholder would be able to offset as a credit against its resulting federal income tax liability an amount equal to its proportionate share of the tax paid by us on the undistributed capital gains and to receive from the IRS a refund to the extent our proportionate share of this tax paid by us were to exceed our actual federal income tax liability.

Although tax treaties may reduce our withholding obligations, Duke generally will be required to withhold from distributions to non-U.S. Shareholders, and remit to the IRS, 30% of ordinary dividends paid out of earnings and profits and 35% of designated capital gain dividends that are not treated as ordinary dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends).  In addition, we may be required to withhold 10% of distributions in excess of our current and accumulated earnings and profits. If the amount of tax withheld by us with respect to a distribution to a non-U.S. Shareholder exceeds the shareholder’s United States tax liability, the non-U.S. Shareholder may file for a refund of such excess from the IRS.

We expect to withhold federal income tax at the rate of 30% on all distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. Shareholder unless:

•                  a lower treaty rate applies and the non-U.S. Shareholder files an IRS Form W-8BEN with us evidencing eligibility for that reduced treaty rate;

•                  the non-U.S. Shareholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. Shareholder’s trade or business so that no withholding tax is required; or

•                  the distributions are treated for FIRPTA withholding tax purposes as attributable to a sale of a U.S. real property interest, in which case tax will be withheld at a 35% rate.

Unless our stock constitutes a “U.S. real property interest,” a sale of our stock by a non-U.S. Shareholder generally will not be subject to federal income taxation.  Our stock will not constitute a U.S. real property interest if we are a “domestically controlled qualified investment entity.” A REIT is a domestically controlled qualified investment entity if at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. Shareholders. We currently anticipate that we will be a domestically controlled qualified investment entity and, therefore, that the sale of our stock will not be subject to taxation under FIRPTA. However, because our stock will be publicly traded, we cannot assure you that we will be a domestically controlled qualified investment entity. If we were not a domestically controlled qualified investment entity, a non-U.S. Shareholder’s sale of our stock would be subject to tax under FIRPTA as a sale of a U.S. real property interest unless the stock were “regularly traded” on an established securities market (such as the New York Stock Exchange on which our common stock is listed) and the selling shareholder owned no more than 5% of our common stock throughout the applicable testing period. If the gain on the sale of stock were subject to taxation under FIRPTA, the non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). However, even if our stock is not a U.S. real property interest, a nonresident alien individual’s gains from the sale of stock will be taxable if the nonresident alien individual is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on his or her U.S.-source capital gains.

A purchaser of our stock from a non-U.S. Shareholder will not be required to withhold under FIRPTA on the purchase price if the purchased stock is “regularly traded” on an established securities market or if we are a domestically controlled qualified investment entity. Otherwise, the purchaser of our stock from a non-U.S. Shareholder may be required to withhold 10% of the purchase price and remit this amount to the IRS.  Our common stock currently is traded on the New York Stock Exchange. We believe that we qualify under both the regularly traded and the domestically controlled qualified investment entity exceptions to withholding but we cannot provide any assurance to that effect.

Upon the death of a nonresident alien individual, the shares of our stock owned by that individual will be treated as part of his or her U.S. estate for purposes of the U.S. estate tax, except as may be otherwise provided in an applicable estate tax treaty.

Information Reporting Requirements and Backup Withholding Tax

U.S. Shareholders.  In general, information reporting requirements will apply to payments of distributions on our stock and payments of the proceeds of the sale of our stock, unless an exception applies.  Further, the payer will be required to withhold backup withholding tax if:

•                  the payee fails to furnish a taxpayer identification number to the payer or to establish an exemption from backup withholding;

•                  the IRS notifies the payer that the taxpayer identification number furnished by the payee is incorrect;

•                  a notified payee has been under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code; or

•                  the payee has failed to certify under penalties of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Some shareholders, including corporations, will be exempt from backup withholding.  Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s federal income tax and may entitle the shareholder to a refund, provided that the shareholder furnishes the required information to the IRS.

Non-U.S. Shareholders.  Generally, information reporting will apply to payments of distributions on our stock, and backup withholding may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. Shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.  The proceeds of the disposition by a non-U.S. Shareholder of our stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding.  However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, then information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. Shareholder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer.  Because the application of these Treasury regulations varies depending on the shareholder’s particular circumstances, you should consult your tax advisor regarding the information reporting requirements applicable to you.

Tax Aspects of the Operating Partnership

General. The Operating Partnership holds substantially all of our investments. Partnerships are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership.  We include in our income our proportionate share of these Operating Partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we take into account our proportionate share of assets held by the Operating Partnership.

Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution, which we refer to as a “book-tax difference.” These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property. Consequently, the partnership agreement of the Operating Partnership requires allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

In general, the partners who have contributed interests in appreciated properties to the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets that have a book-tax difference, all taxable income attributable to the book-tax difference generally will be allocated to the contributing partners, and we generally will be allocated only our share of capital gains attributable to appreciation, if any, occurring after the closing of the acquisition of the properties. This will tend to eliminate the book-tax difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Internal Revenue Code do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause us to be allocated lower depreciation and other deductions and possibly amounts of taxable income in the event of a sale of the contributed assets in excess of the economic or book income allocated to us as a result of the sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements.

Treasury Regulations under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences, including the “traditional method” that may leave some of the book-tax differences unaccounted for, or the election of certain methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. For most property contributions, we and the Operating Partnership have determined to use the “traditional method” for accounting for book-tax differences with respect to the properties contributed to the Operating Partnership. As a result of this determination, distributions to shareholders will be comprised of a greater portion of taxable income and less return of capital than if another method for accounting for book-tax differences had been selected. We and the Operating Partnership have not determined which of the alternative methods of accounting for book-tax differences will be elected with respect to properties contributed to the Operating Partnership in the future.

With respect to any property purchased by the Operating Partnership, this property initially will have a tax basis equal to its fair market value and Section 704(c) of the Internal Revenue Code will not apply.

Basis in Operating Partnership Interest.  Our adjusted tax basis in our interest in the Operating Partnership generally:

•                  will equal the amount of cash and the basis of any other property contributed to the Operating Partnership by us;

•                  will increase by our allocable share of the Operating Partnership’s income and our allocable share of debt of the Operating Partnership; and

•                  will decrease, but not below zero, by our allocable share of losses suffered by the Operating Partnership, the amount of cash distributed to us, and constructive distributions resulting from a reduction in our share of debt of the Operating Partnership.

To the extent that the Operating Partnership’s distributions, or any decrease in our share of the debt of the Operating Partnership (such decreases being considered a cash distribution to the partners) exceed our adjusted tax basis, the excess distributions (including such constructive distributions) constitute taxable income to us.  This taxable income normally will be characterized as long-term capital gain if we have held our interest in the Operating Partnership for longer than one year, subject to reduced tax rates described above for non-corporate U.S. Shareholders, to the extent designated by us as a capital gain dividend. Under current law, capital gains and ordinary income of corporations generally are taxed at the same marginal rates.

Sale of the Properties.  Our share of gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether the Operating Partnership holds its property as inventory or primarily for sale to customers in the ordinary course of its trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties and to make such occasional sales of the properties, including peripheral land, as are consistent with the Operating Partnership’s investment objectives.

State and Local Tax

We and our shareholders may be subject to state and local tax in various states and localities, including those in which we or our shareholders transact business, own property or reside. The tax treatment of Duke and the shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our stock.

SELLING SHAREHOLDERS

The selling shareholders are persons who may receive shares of our common stock if they redeem their units of the Operating Partnership and we issue them common stock in exchange for such units.  The following table provides the names of the selling shareholders and the maximum number of such shares of common stock each selling shareholder may offer and sell under this prospectus.  The selling shareholders may offer all, some or none of their shares of our common stock received in exchange for their units of the Operating Partnership. As such, no estimate can be made of the total number of shares of common stock that are to be offered by this prospectus or as to the total number of shares of common stock that the selling shareholders will hold after the completion of this offering.

Name of Selling Shareholder (1)	Maximum Number of Shares that May Be Offered Hereby (2)
Alliance Holdings, Ltd.	24,799
Baron Investments, II	4,816
GB Anson, LLC	94,096
Horowitz, Gerald D.	17,403
Pinehill Investments, Ltd.	4,309
Pinehill Northwinds, G.P.	16,275
Schwarz, Michael	10,292
Total	171,990

(1)

Selling shareholders that are entities may distribute shares of common stock received by them in exchange for units of the Operating Partnership to their equity owners prior to sale under this prospectus. The selling shareholders may also include persons who are donees or pledgees of the listed selling shareholders. Any such persons not named in the foregoing table will be named in a supplement to this prospectus if such supplement is required by the rules and regulations of the SEC.

(2)	The number shown represents shares of common stock issuable upon the redemption of units of the Operating Partnership.

PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale from time to time of shares of common stock by the selling shareholders.  We have registered these shares for sale to provide the selling shareholders with freely tradeable securities, but registration of such shares does not necessarily mean that all or any such shares will be offered or sold by the selling shareholders.  We have not and will not receive any proceeds from the offering by the selling shareholders or from the issuance of the shares of common stock to the selling shareholders in exchange for units of the Operating Partnership (though we will acquire from such selling shareholders the units of the Operating Partnership tendered for exchange).

Subject to the terms and conditions contained in the partnership agreement of the Operating Partnership, the selling shareholders have the right to cause their units of the Operating Partnership to be redeemed by the Operating Partnership and we have the right, as general partner of the Operating Partnership, to acquire all or a portion of those units sought to be redeemed for shares of our common stock at a ratio determined in accordance with the Operating Partnership’s partnership agreement, or, if the issuance of the shares will jeopardize our qualification as a REIT, for cash.  Following any such redemption, we will become the owner of the units so exchanged.

As used in this prospectus, “selling shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer.  All costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by us.  Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock offered hereby will be borne by the selling shareholders.  Sales of shares of common stock may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, through put or call option transactions relating the shares of common stock, through short sales of shares of common stock or through a combination of such methods of sale, at market prices prevailing at the time of sale or at negotiated prices.  Such transactions may or may not involve brokers or dealers.  The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock by the selling shareholders.

The selling shareholders may effect such transactions by selling shares of common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals.  Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares of common stock might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers, and any profit on the resale of the shares of common stock sold by them while acting as principals, might be deemed to be underwriting discounts or commissions under the Securities Act.  We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act.  The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

Because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act.  We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling shareholders also may resell all or a portion of the shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

Upon being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s) or underwriter(s), (ii) the number of shares of common stock involved, (iii) the price at which such shares were or will be sold, (iv) the commissions paid or to be paid or discounts or concessions allowed to such broker-dealer(s) or underwriter(s), where applicable, (v) that, as applicable, such broker-dealer(s) or underwriter(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (iv) other facts material to the transaction.  In addition, upon notification by a selling shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares of common stock, we will file a supplement to this prospectus, if required.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC at the Headquarters Office, 100 F. Street, N.E., Room 1580, Washington, D.C. 25049.  Please call the SEC at (800) SEC-0330 for further information about the public reference facilities.  These documents also may be accessed through the SEC’s electronic data gathering, analysis and retrieval system, or “EDGAR,” via electronic means, including the SEC’s Internet website page at www.sec.gov.  In addition, since some of our securities are listed on the New York Stock Exchange, you can read similar information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC. The SEC allows us to “incorporate by reference” into the Registration Statement the information that we file with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information.

We incorporate by reference the information contained in the documents listed below and any other future documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is terminated.  We also specifically incorporate by reference any of these filings made after the date of the filing of the initial registration statement and prior to effectiveness of the registration statement.

•                  our annual report on Form 10-K for the year ended December 31, 2004;

•                  our quarterly reports on Form 10-Q for each of the three-month periods ended March 31 and June 30, 2005;

•                  our current reports on Form 8-K filed on January 4, January 7, January 28, April 20, May 3, June 6, June 17, July 29, September 6 and September 15, 2005; and

•                  the description of our common stock included in our registration statement on Form 8-A, dated January 2, 1986, as amended.

Under no circumstances, however, do we incorporate by reference any information that:

•                  is contained in a document that, although otherwise incorporated by reference into this prospectus, expressly provides that such information shall not be incorporated by reference into any other document or filing; or

•                  is “furnished” rather than filed with the SEC, for purposes of liability under Section 18 of the Exchange Act and otherwise, including, without limitation, information that is disclosed pursuant to Item 2.02 and Item 7.01 of any current report on Form 8-K.

You may request a copy of any of these filings that are incorporated by reference into this prospectus, including the exhibits to these filings, at no cost, by writing or telephoning us at the following address:

Investor Relations

Duke Realty Corporation

600 East 96th Street, Suite 100

Indianapolis, Indiana 46240

Telephone: (317) 808-6000

We also maintain an Internet website at http://www.dukerealty.com, which contains additional information about us and our business.  However, the contents of our website are not incorporated by reference into, and are not otherwise made a part of, this prospectus.

LEGAL MATTERS

Alston & Bird LLP, Atlanta, Georgia, has passed upon the validity of the securities offered by this prospectus.  In addition, Alston & Bird LLP has rendered its opinion with respect to certain of our federal income tax matters.

EXPERTS

Our consolidated financial statements and related financial statement schedule III of Duke Realty Corporation and Subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference, herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2005 and 2004, and June 30, 2005 and 2004, incorporated by reference in this prospectus, the independent registered public accounting firm has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in our quarterly reports on Form 10-Q for the three-month periods ended March 31, 2005 and June 30, 2005, and incorporated by reference in this prospectus, state that they did not audit and they do not express an opinion on that interim financial information.  Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied.  The independent registered public accounting firm is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for its reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by the independent registered public accounting firm within the meaning of Sections 7 and 11 of the Securities Act.